EXHIBIT 8.2.3.

MORGAN BEAUMONT TO PRESENT AT INTELE-CARDEXPO – MIAMI

Visit Morgan Beaumont at Booth #412

Monday, March 20, 2006

BRADENTON, FLORIDA – MARCH 20, 2006 – Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE Network™, today announced that it will be attending, exhibiting and presenting at the Intele-CardExpo - Miami to be held at the Miami Beach Convention Center, Miami Beach, Florida on March 21-23, 2006. The event is being sponsored by Intele-CardNews magazine, the premier publication servicing the prepaid marketplace.

Additionally, Erik Jensen, President of Morgan Beaumont, will be speaking about “Stored Value: Where Cash Meets Card.” This session will be from 1:30 – 2:30 p.m. on Tuesday, March 21st and will explore the stored value products available now and in the future and the reload options for those products and services.

Intele-CardNews is the definitive publication covering the prepaid marketplace. Market segments reported on include wireless, financial services, payments, next-gen technologies, distribution and retail. News and market trends, as well as expert correspondents, make Intele-CardNews a must-read publication for senior executives, general managers, marketers, brand managers, retailers and technical and purchasing managers, as well as those who provide prepaid services including card issuers, distributors, hardware and software manufacturers, printers, carriers and POSA providers.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network™, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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